Exhibit 99.1
For Immediate Release

RRSAT EXPANDS ITS BACKUP AND DISASTER RECOVERY SERVICES

Agreement signed with Spacecom for Amos-5 satellite remote and mirror earth station

Airport City Business Park, Israel – August 30th, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it signed an agreement with Spacecom, the operator of the AMOS satellite fleet, for monitoring, backup and disaster recovery services.

As part of the agreement, RRsat will act as Spacecom’s remote and mirror earth station for telemetry monitoring, tracking, and commanding (TT&C) and In-Orbit Testing (IOT) operations for Spacecom’s AMOS-5 satellite to be launched later this year. The earth station will also act as a disaster recovery (DR) site for the operations.  In addition RRsat will provide indoor space - hosting all relevant ground control equipment and operation positions.

With over 160 satellite dishes in 6 RRsat-owned teleports plus an extensive global fiber network that is connected to RRsat’s advanced playout centers, RRsat provides backup and disaster recovery services that allow TV channels, multi-channel platform operators and satellite operators like Spacecom to stay on air during disruptions in playout, distribution or operations.  These services include content preservation, downlink and turnaround uplinks to the same or substitute satellites, fiber and IP connectivity as backup of existing connectivity or as potential workaround solutions, full or partial playout as well as hosting equipment to be maintained and monitored by our expert staff.

Mr. David Rivel, Founder and CEO of RRsat stated: “We are very happy to have signed an agreement with Spacecom, a veteran and current customer, for a new line of business.  The Backup and Disaster Recovery Services is a growing market for us where we are well positioned to offer tailor made solutions to our customers due to the size and location of our teleports in Hawley, PA and Emek HaEla, Israel and our full range of end-to-end solutions.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com